SHIP LOGO  VANGUARD/(R)/
                                                                   P.O. Box 2600
                                                     Valley Forge, PA 19482-2600

                                                                    610-669-1538
                                                      Judy_L_Gaines@vanguard.com

April 17, 2006


Christian Sandoe, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission                   via electronic filing
450 Fifth Street,
N.W., Fifth Floor
Washington, D.C. 20549

RE:      Vanguard Quantitative Funds


Dear Mr. Sandoe,

         The following responds to your comments of April 10, 2006 on the post-effective amendment of the registration statement of the above-referenced registrant. You commented on Post-Effective Amendment No. 25 that was filed on February 22, 2006.


Comment 1:        Prospectus - Primary Risks
--------------------------------------------
Comment:          Replace references to small-cap risk with that of large-cap risk.

Response:         We will make the requested revision.

Comment 2:        Prospectus - Performance/Risk Information
-----------------------------------------------------------
Comment:          Remove the sentence that points an investor toward the
                  Supplemental Performance Information section of the prospectus for more information.

Response:         We have considered the comment and plan to keep a modified version of the sentence in this section. General Instruction
                  C.2.(a) of Form N-1A says "cross-references with the prospectus are most useful when their use assists investors in understanding the information presented and does not add complexity to the prospectus." In keeping with the spirit of this instruction, we think that it benefits an investor looking at the Item 2 disclosure to know that farther back in the prospectus there is related information. However, it is not our intention to mislead an investor into thinking that the information in the back of the prospectus is performance of this Fund.

                  Accordingly, we will amend the sentence to read, "Please refer to the Performance of a Different but Similar Investment Vehicle section of this prospectus for information on the performance of a different but similar investment vehicle."

Christian Sandoe, Esq.
April 17, 2006
Page 2

Comment 3:        Prospectus - Security Selection
-------------------------------------------------
Comment:          Include the capitalization range within which the Fund will invest.

Response:         We will add the requested disclosure.

Comment 4:        Prospectus - Market-Timing
--------------------------------------------
Comment:          Each Fund's broad policies with respect to frequent trading and market-timing are disclosed under the heading "Frequent
                  Trading or Market-Timing." However, specific policies applicable to discrete types of investors are disclosed in various places throughout the "Investing with Vanguard" section. All of each Fund's policies concerning frequent trading and market-timing should be disclosed together under the heading "Frequent Trading and Market-Timing."

Response:         We believe that each Fund's policies against frequent trading and market-timing are properly disclosed in the prospectus pursuant to Item 6(e)(4) of Form N-1A. Item 6(e)(4) does not require that the specific policies applicable to each type of shareholder be disclosed together in the prospectus. As such, we believe that it is appropriate to have the general discussion of each Fund's policies against frequent trading and market-timing under the heading "Frequent Trading or Market-Timing" with a reference to the "Investing with Vanguard" section where specific policies applicable to different types of shareholders and transactions are disclosed.

                  We believe that removing the disclosure from the "Investing with Vanguard" section and combining the disclosure into a single "Frequent Trading and Market-Timing" section would make the discussion of transaction policies incomplete in the "Investing with Vanguard" section. Repeating the specific policies in both the "Investing with Vanguard" section and under the "Frequent Trading and Market-Timing" heading would unnecessarily clutter the prospectus with duplicative disclosure.

Comment 5:        Prospectus - Investment Advisor
-------------------------------------------------
Comment:          Please include disclosure directing investors where to look for a discussion on why the board of trustees approved the Fund's advisory agreement.

Response:         We will make the requested revision.

Comment 6:        Prospectus - Plain Talk About the Fund's Portfolio Manager
----------------------------------------------------------------------------
Comment:          Please clarify the PM's experience over the past 5 years.

Response:         We will make the requested revision.

Comment 7:        Prospectus - Supplemental Performance Information
-------------------------------------------------------------------
Comment:          Please revise the heading of this section to clarify that the performance shown is not that of this Fund.

Christian Sandoe, Esq.
April 17, 2006
Page 3

Response:         We will change the heading of this section to "Performance of a Different but Similar Investment Vehicle."

Comment 8:        Prospectus - Supplemental Performance Information
-------------------------------------------------------------------
Comment:          Clarify what is meant by "an affiliate" of the Fund's adviser manages an "entity..." and disclose that the comparable entity's investment policies are identical to those of the Fund.

Response:         We will make the requested clarification and revisions.

Comment 9:        Prospectus - Supplemental Performance Information
-------------------------------------------------------------------
Comment:          In the second paragraph beneath this heading, reverse the
                  order of the discussion. Rather than discussing the Fund and how it differs from the Trust, start with the Trust, and discuss how it differs from the Fund.

Response:         We will make the requested revisions.

Comment 10:       Prospectus - Supplemental Performance Information
-------------------------------------------------------------------
Comment:          In disclosing supplemental performance in reliance on
                  Nicholas-Applegate, a Fund must show the composite performance of all of an adviser's accounts that are managed with investment objectives, policies, and strategies substantially similar to those used in managing the Fund.

Response:         Our disclosure complies with this requirement. We have only shown performance of the Structured Large Cap Equity Trust because that is the only entity of any sort (RIC, separate account, commingled trust) that Vanguard manages that has investment objectives, policies, and strategies that are similar to that of the Fund. There are no other entities whose inclusion would be appropriate in this section.

Comment 11:       SAI - Investment Policies
-------------------------------------------
Comment:          Revise the 80% policy for the Fund to reference large-cap
                  stocks.

Response:         We will make the requested revision.

Comment 12:       SAI - Investment Advisor
------------------------------------------
Comment:          The detail regarding the Fund's advisory fee structure (base and performance fee structure) should be included in the SAI.

Response:         We do not plan to include this information in the SAI for this
                  Fund or in other the SAIs of our other registrants.

                  Vanguard operates a multi-manager structure for certain funds pursuant to an exemptive order granted by the Commission in 2003 (the "2003 Order").(1) The funds are permitted under the 2003 Order to enter into and amend investment advisory agreements with unaffiliated third-party advisors without shareholder approval, provided certain conditions are met. The 2003

(1) In the Matter of Vanguard Convertible Securities Fund, et al., File No. 812-12380, Inv. Co. Act Release Nos. 26062 (May 29, 2003) (Notice) and 26089
    (June 25, 2003) (order).

Christian Sandoe, Esq.
April 17, 2006
Page 4

                  Order exempts multi-managed Vanguard funds from certain disclosure requirements so that they are only required to disclose advisory fees (as both a dollar amount and as a percentage of a fund's net assets) as follows: (1) aggregate fees paid by a fund to Vanguard and any affiliated advisors;
                  (2) aggregate fees paid by the fund to unaffiliated third-party advisors; and (3) aggregate fees paid by the fund to all investment advisors (collectively, the "Aggregate Fee Disclosure"). A fund using Aggregate Fee Disclosure does not have to include additional details, including asset-based and performance fee schedules, about its advisory fees and fee arrangements.

                  An Aggregate Fee Disclosure regime is in the best interests of Fund shareholders. In a recent proposal to codify multi-manager exemptive orders, the Commission said that fund sponsors (including Vanguard) have represented that they "are able to negotiate lower fees with subadvisers if they do not have to disclose those fees separately, and in our orders we have provided them relief from our disclosure requirements. We are proposing to codify this relief, which permits a manager of managers fund to disclose only the aggregate amount of advisory fees that it pays to subadvisers as a group."(2)

Comment 13:       SAI - Material Conflicts of Interest
------------------------------------------------------
Comment:          Please describe what Franklin Portfolio Associates considers to be material conflicts of interest.

Response:         We will make the requested revisions.

Comment 14:       SAI - Description of Compensation
---------------------------------------------------
Comment:          Please expand on the discussion of Franklin Portfolio
                  Associates by specifying what peer groups and benchmarks it is compared to in determining compensation.

Response:         We will make the requested revisions.

Comment 15:       SAI - Ownership of Securities
-----------------------------------------------
Comment:          Disclose Mr. Troyer's ownership of shares of the Structured
                  Large-Cap Equity Fund.

Response:         The Fund has not yet commenced operation, but we will disclose that Mr. Troyer owns no shares.

Comment 16:       Tandy Requirements
------------------------------------
Comment:          The SEC is now requiring all registrants to provide at the end of response letters to registration statement comments, the following statements:
                  o The Fund is responsible for the adequacy and accuracy of the disclosure in the filing.
                  o Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.
                  o The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

(2) Exemption from Shareholder Approval for Certain Subadvisory Contracts, Securities Act Release No. 8312 (Oct. 23, 2003).

Christian Sandoe, Esq.
April 17, 2006
Page 5

Response:         As required by the SEC, we will provide the foregoing
                  acknowledgements.

                                    * * * * *

                  As required by the SEC, the Fund acknowledges that:

                  o The Fund is responsible for the adequacy and accuracy of the disclosure in the filing.
                  o Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.
                  o The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


         Please contact me at (610) 669-1538 with any questions or comments regarding the above responses. Thank you.

Sincerely,


Judith L. Gaines
Associate Counsel
Securities Regulation, Legal Department